LONGBOW SECURITIES, LLC
Statement of Financial Condition
December 31, 2019

Longbow Securities, LLC
TABLE OF CONTENTS
December 31, 2019

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longbow Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6050 Oak Tree Blvd., Suite 350
(No. and Street)

Independence	OH	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante Bartollei - 818-386-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C.
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy Suite 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Jason Lapinski</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Longbow Securities, LLC</u>, as of <u>December 31</u>, 20<u>19</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MELISSA A. HARRIGAN
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 4/17/2024

_____
Signature

Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Longbow Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Longbow Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Longbow Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Longbow Securities, LLC's management. Our responsibility is to express an opinion on Longbow Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Longbow Securities, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MRPR GROUP, P.C.

We have served as Longbow Securities, LLC's auditor since 2019.

Southfield, Michigan
February 21, 2020

3

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

Longbow Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	1,379,888
Right-of-use asset		1,731,445
Accounts receivable		152,825
Prepaid expenses		67,921
Furniture and equipment - at cost - $1,305,076.44		
less accumulated depreciation of ($1,164,360)		140,716
Total assets	$	3,472,795

Liabilities and Member's Equity

Liabilities		
Operating lease liability	$	1,838,257
Accounts payable and accrued expenses		108,624
Accrued payroll		12,251
Contract liabilities		27,750
Total liabilities		1,986,882
Member's Equity		1,485,913
Total liabilities and member's equity	$	3,472,795

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Longbow Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and twenty-two other states, and is a member of two self-regulatory organizations, the Financial Industry Regulatory Authority (FINRA) and NYSE Arca Equities, Inc. The Company is a wholly-owned subsidiary of Longbow Research, LLC (the "Parent"). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. **Summary of Significant Accounting Policies**

   Nature of business – The Company is an independent equity research firm and conducts all securities transactions on an agency basis.

   Cash and Cash Equivalents - At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance and are concentrated at three separate financial institutions. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

   The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

   Accounts Receivable - Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

   The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. In the opinion of management at December 31, 2019, all accounts receivable were considered collectible and no allowance was necessary.

   As of December 31, 2019, there were no receivable balances that exceeded 90 days from the invoice date.

   Depreciation and Amortization - Depreciation and amortization of property and equipment are provided by the use of the straight-line method over the following estimated useful lives of the assets:

Office equipment	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

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2. **Summary of Significant Accounting Policies (Continued)**

Adoption of New Accounting Standard - In February 2016, the Financial Accounting Standards Board (FASB) issued accounting standards update (ASU) 2016-02, Leases (Topic 842) (known as FASB Accounting Standards Codification [ASC] 842), which supersedes existing guidance for accounting for leases under Topic 840, Leases. Under FASB ASC 842, a lessee recognizes in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. FASB ASC 842 also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of income, while for operating leases, such amounts should be recognized as a combined expense. In addition, FASB ASC 842 requires expanded disclosures about the nature and terms of lease agreements.

Revenue from Research and consulting – The company's primary revenue is from the sale of research and consulting services. Research and consulting is provided to all customers throughout the year, but revenue is only recognized once a customer determines its value and requests an invoice subsequent to receiving the service. Research and consulting revenue for 2020 is $4,133,841.

Revenue from Trading of Securities – The company received commissions on transacting the buying and selling of stock for clients and recognized the commission revenue on trade date. On July 3, 2019, the trading desk was closed.

Revenue from Contract with Customers - The Company receives Revenue from Subscription Contracts with Customers for specific industry research. These subscriptions are generally twelve months long and can start at any time. The Company also recognizes this revenue over time as the Company satisfies its performance obligation under the agreement by transferring the promised research to the customer. Research provided by the Company is delivered via electronic transfer from the Company's offices. Contract with customer revenue for 2019 is $18,121.

Adoption of New Accounting Standard - In February 2016, the Financial Accounting Standards Board (FASB) issued accounting standards update (ASU) 2016-02, Leases (Topic 842) (known as FASB Accounting Standards Codification [ASC] 842), which supersedes existing guidance for accounting for leases under Topic 840, Leases. Under FASB ASC 842, a lessee recognizes in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. FASB ASC 842 also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of income, while for operating leases, such amounts should be recognized as a combined expense. In addition, FASB ASC 842 requires expanded disclosures about the nature and terms of lease agreements.

Upon adoption, in accordance with the new lease standard, management elected to not reassess the lease classification or initial direct costs of existing leases, and to not reassess whether existing contracts contain a lease. In addition, the Company has elected to account for each contract's lease and non-lease components as a single lease component. The adoption of the new lease standard did not result in any change to beginning shareholders' equity.

2. Summary of Significant Accounting Policies (Continued)

The Company maintains a lease for real estate used in operations, which expire between 2020 and 2027. This lease is accounted for as an operating lease. As of December 31, 2019, the operating lease right-of-use assets had a balance of $1,731,445 as shown in other assets and operating lease liabilities (1,838,256) in long term liabilities as shown on the accompanying balance sheet. The lease assets and liabilities were calculated using the present value discount rate from the Company's parent's incremental borrowing rate.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty on an ongoing basis.

Income Taxes - The Company is a single member LLC and, therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for certain state and local taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2019, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2016.

Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events – Management has evaluated the impact of all subsequent events through February 21, 2020, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Retirement Savings Plan

The Company maintains a 401(k) retirement savings plan, covering all employees who have completed three months of service and are at least 20½ years of age. Matching contributions are authorized at the discretion of the managing member. No contributions were authorized for 2019.

4. Trading Desk and Deposit with Clearing Broker

The Company maintained a clearing agreement with another broker. Under the agreement the Company maintained a clearing deposit. On July 3, 2019 Longbow closed its trading desk operation and the deposit of $101,660 was returned to the Company.

5.   **Net Capital Provisions of Rule 15c3-1**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $349,301 which was $280,605 in excess of its required net capital of $68,696.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2019, the ratio was 2.9 to 1.

6.   **Exemption from Rule 15c3-3**

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7.   **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8.   **Commitments**

Guarantee

The Company is a partial guarantor of a bank revolver for the Parent. The guarantee was made to assist the Parent in obtaining credit. The term of the guarantee is the life of the loan, which expires on August 31, 2020. The Company would be required to perform under the guarantee if the Parent defaulted on the loan. The maximum potential amount owed would be the balance of the loan, plus accrued interest. The Company would expect the amount to be reduced by the proceeds of the sale of the Parent's collateral. The balance as of December 31, 2019, amounted to $775,000. The Company also has a springing guarantee on the term note with a balance of $491,071 as of December 31, 2019. That guarantee was not in force as of December 31, 2019.